GRANDVIEW GOLD INC.
(the “Corporation”)
330 Bay Street, Suite 820, Toronto, ON M5H 2S8

October 30, 2008

To Registered and Beneficial Shareholders:

In accordance with National Instrument 54-102, shareholders may elect annually to have their names added to the issuer’s Supplemental Mailing List. In order to receive Interim Financial Statements, please complete the following and forward to the offices of:

EQUITY TRANSFER & TRUST COMPANY
200 University Ave, Suite 400
Toronto, Ontario, M5H 4H1

I HEREBY CERTIFY that I am a Shareholder of the Corporation, and as such, request that you add me to your Supplemental Mailing List.

NAME (PLEASE PRINT)

ADDRESS

CITY	PROVINCE/ STATE	POSTAL / ZIP CODE

COUNTRY	E-MAIL

SIGNED:
(Signature of Shareholder)